Exhibit 99.2

CONSENT OF QUALIFIED PERSON

TO:	New Pacific Metals Corp.

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services, Department of Justice and Public Safety, Prince Edward Island
Office of the Superintendent of Securities Service Newfoundland and Labrador

AND TO:	Toronto Stock Exchange

Dear Sirs/Medames:

RE:	New Pacific Metals Corp (the “Company”) - Consent of Qualified Person

Reference is made to the technical report titled “Carangas Silver- Gold Project - Department of Oruro, Bolivia - NI 43-101 Mineral Resource Estimate Technical Report” (effective date August 25, 2023)(the “Report”).

I, Marcelo del Giudice, FAusIMM, hereby consent to the public filing of the Report.

Dated this 18th of September, 2023.

“Marcelo del Giudice”
Signature Qualified Person

Marcelo del Giudice
Print Name of Qualified Person